Exhibit 99.1

GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Trading statement and operational performance for H1 2022

Johannesburg, 4 August 2022: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) advises that headline earnings per share for the six months ended 30 June 2022 (H1 2022) are expected to range from US$0.56-0.60 per share (US$0.11-0.15 per share higher), which is 24% to 33% higher than the headline earnings of US$0.45 per share reported for the six months ended 30 June 2021 (H1 2021). The increase in headline earnings is driven by higher production and gold price, partially offset by higher costs.

Basic earnings per share for H1 2021 are expected to range from US$0.55-0.59 per share (US$0.11- 0.15 per share higher), which is 25% to 34% higher than the basic earnings of US$0.44 per share reported for H1 2021.

Normalised earnings per share for H1 2022 are expected to range from US$0.54-0.58 per share (US$0.05-0.09 per share higher), which is 10% to 18% higher than the normalised earnings of US$0.49 per share reported for H1 2021.

Q2 2022 operational performance
For Q2 2022, attributable gold equivalent production is expected to be 621koz (Q1 2022: 580koz), with All-in costs (AIC) for the quarter expected to be US$1,382/oz (Q1 2022: US$1,320/oz). All-in sustaining costs (AISC) are expected to be US$1,146/oz (Q1 2022: US$1,150/oz).

H1 2022 operational performance
Attributable gold equivalent production for H1 2022 is expected to be 1,201koz, a 9% increase YoY (H1 2021: 1,104koz).

AIC for H1 2022 is expected to be US$1,352/oz, higher than H1 2021 (US$1,274/oz), a 6% increase YoY, as a result of an increase in operating costs driven by mining inflation and the increased project capex at Salares Norte. AISC for H1 2022 is expected to be US$1,148/oz (H1 2021: US$1,093/ oz), a 5% increase YoY.

Investor Enquiries

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 82 312 8692
Email Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), CI Griffith** (Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya

^Australian, †British, @Chilean, #Ghanaian, ** Executive Director
Company Secretary: André Weststrate

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

1

2 The financial information on which this trading statement is based has not been reviewed, and reported on, by the Company’s external auditors. Gold Fields expects to release H1 2022 financial results on Thursday, 25 August 2022. Notes to editors About Gold Fields Gold Fields Limited is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa, and West Africa (including the Asanko Joint Venture) and one project in Chile. We have total attributable annual gold-equivalent production of 2.34Mo, attributable gold-equivalent Mineral Reserves of 48.6Moz and gold Mineral Resources of 111.8Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary share trade on the New York Stock Exchange (NYSE). Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd